                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K



(Mark One)

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2001

                                       OR

[ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

              Commission File Number 33-57981

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


            WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Worthington Industries, Inc.
                          1205 Dearborn Drive
                          Columbus, OH  43085-4769



                             Exhibit Index on Page 4
                                   Page 1 of 14

                              REQUIRED INFORMATION



              The following financial statements and schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan are being filed herewith:

Description                                                                                   Page No.
-----------                                                                                   --------

         Report of Independent Auditors                                                           5

         Statements of Net Assets Available for
            Benefits as of December 31, 2001 and 2000                                             6

         Statement of Changes in Net Assets Available For Benefits
            for the Year ended December 31, 2001                                                  7

         Notes to Financial Statements, Year ended December 31, 2001                              8

         Schedule of Assets Held for Investment Purposes
            at End of Year - December 31, 2001                                                   13




                 The following Exhibit is being filed herewith:


Exhibit No.                Description                                                       Page No.
-----------                -----------                                                       --------

     23                    Consent of Independent Auditors                                       14

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     WORTHINGTON INDUSTRIES, INC.
                                     DEFERRED PROFIT SHARING PLAN



                                     By:  /s/ Dale T. Brinkman
                                        ----------------------------------------
   Date:  June 28, 2002                 Dale T. Brinkman, Member of the
                                        Administrative Committee which
                                        administers the Worthington Industries,
                                        Inc. Deferred Profit Sharing Plan

            Worthington Industries, Inc. Deferred Profit Sharing Plan
                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                          Index to Financial Statements
                          -----------------------------


                                    Contents



Report of Independent Auditors................................................5

Financial Statements

Statements of Net Assets Available for Benefits...............................6
Statement of Changes in Net Assets Available for Benefits.....................7
Notes to Financial Statements.................................................8

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year...............13

                         REPORT OF INDEPENDENT AUDITORS


To the Fund Committee of
   Worthington Industries, Inc.
   Deferred Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ERNST & YOUNG LLP

May 17, 2002

            Worthington Industries, Inc. Deferred Profit Sharing Plan
                 Statements of Net Assets Available for Benefits


                                                                                 DECEMBER 31,
                                                                          2001                     2000
                                                              -----------------------------------------------
Assets
Investments, at fair value:
    Investment in Worthington Deferred Profit
      Sharing Plan Master Trust (Notes 1 and 3)                       $ 150,261,163           $  144,708,010
    Participant loans
                                                                          2,263,297                2,027,366
    Other investments
                                                                             80,696                   93,824
                                                              -----------------------------------------------
Total investments, at fair value                                        152,605,156              146,829,200

Employer contributions receivable                                                                          -
                                                                            540,307

                                                              -----------------------------------------------
Net assets available for benefits                                     $ 153,145,463           $  146,829,200
                                                              ===============================================

See accompanying notes.

            Worthington Industries, Inc. Deferred Profit Sharing Plan Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2001


Additions:
     Contributions:
        Employee contributions                                         $  6,548,107
        Employer contributions                                            5,722,319
        Rollover contributions                                              555,960
     Investment income:
        Net realized and unrealized appreciation in fair value
           of investments (Note 3)                                        2,474,775
        Interest and dividend income                                      4,976,541
                                                                       ------------
                                                                         20,277,702
Deductions:
     Benefits paid to participants                                       13,943,034
     Administrative expense                                                  18,405
                                                                       ------------
                                                                         13,961,439
                                                                       ------------

Net increase in net assets                                                6,316,263

Net assets available for benefits:
     Beginning of year                                                  146,829,200
                                                                       ------------

     End of year                                                       $153,145,463
                                                                       ============

See accompanying notes.

            Worthington Industries, Inc. Deferred Profit Sharing Plan

                          Notes to Financial Statements

                          Year ended December 31, 2001


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

As of October 1, 1999, the Plan entered into a Master Trust arrangement with Fidelity Investments, NA. Prior to October 1, 1999, assets were held by Bank One Trust, NA. The Plan is one of three participating in the Worthington Deferred Profit Sharing Plan Master Trust (the "Master Trust"); the other plans are the TWB Company Deferred Profit Sharing Plan and the Worthington Steel Company (Malvern) Union Retirement Savings Plan. By amendment dated December 15, 2001, the TWB Company Deferred Profit Sharing Plan will be withdrawn from the Master Trust.

The accompanying financial statements reflect the Plan's share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investment income earned and gains or losses on investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

The accompanying financial statements of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the "Plan") are prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Master Trust's investments are stated at fair value as determined by the trustee based on prices published by securities exchanges; where investments are not listed on an exchange, quotations are obtained from brokers and dealers in securities. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation (depreciation) in the aggregate fair value of investments. Realized appreciation (depreciation) in the aggregate fair value of investments is the difference between the proceeds received and the average cost of investments sold. Net investment income of the Master Trust includes interest and dividends and realized and unrealized appreciation or depreciation in the fair value of the Master Trust's investments.

            Worthington Industries, Inc. Deferred Profit Sharing Plan

                          Notes to Financial Statements

                          Year ended December 31, 2001


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PAYMENT OF BENEFITS

Benefit payments are recorded upon distribution.

ADMINISTRATIVE EXPENSES.

Substantially all administrative expenses of the Plan are paid by Worthington Industries, Inc. (the "Sponsor").

2.   DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time employees of the Sponsor and its subsidiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was adopted effective December 1, 1971, and amended and restated as of January 1, 2000 by the Sponsor to provide eligible employees with special incentives for retirement savings. Employees are eligible for participation upon attaining the age of eighteen and one year of service, except for those employees whose benefits are subject to or covered by a collective bargaining agreement or union contract. In addition, the plan contains provisions for termination, death and disability benefits.

PARTICIPANT CONTRIBUTIONS

Participants may contribute from 1% to 15% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant's federal income tax exclusion for that plan year.

            Worthington Industries, Inc. Deferred Profit Sharing Plan

                          Notes to Financial Statements

                          Year ended December 31, 2001


2.  DESCRIPTION OF THE PLAN (CONTINUED)

EMPLOYER CONTRIBUTIONS

The Sponsor makes quarterly contributions of a portion of its net operating income before cash profit sharing, bonuses, contributions to the Plan and provision for federal income taxes, to comply with the safe-harbor provisions set forth in Code Section 401(k)(12)(C). Additional profit sharing amounts may be contributed at the option of the Sponsor and are allocated to participants based on their compensation. Participants direct contributions among a choice of investment options.

VESTING

Participants have full and immediate vesting in all contributions and related income credited to their accounts.

PAYMENT OF BENEFITS

Withdrawals under the Plan are permitted for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 1/2. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant's death. Distributions are made in a lump sum.

PARTICIPANT LOANS

Effective April 1, 2000, a participant in the Plan may request a loan not in excess of the lesser of: (1) 50% of the vested account balance or (2) $50,000. A participant may have only one loan outstanding at any time. The repayment terms of loans may not exceed five years except for loans used to acquire the participant's principal residence, which may not exceed ten years. Each loan bears interest at a rate commensurate with market rates for similar loans and repayments are made by payroll deduction.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participants' accounts will be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code.

            Worthington Industries, Inc. Deferred Profit Sharing Plan

                          Notes to Financial Statements

                          Year ended December 31, 2001


3.   INVESTMENTS

The fair value of investments of the Master Trust are summarized as follows:

                                                                                   DECEMBER 31
                                                                           2001                  2000
                                                                    -------------------- ---------------------
 INVESTMENTS, AT FAIR VALUE:
   Mutual Funds                                                          $120,079,877         $128,633,702
   Common Stock Fund                                                       32,927,916           18,339,666
   Participant Loans                                                        2,381,698            2,118,272
                                                                    -------------------- ---------------------
                                                                         $155,389,491         $149,091,640
                                                                    ==================== =====================

The Plan's share of the investments held by the Master Trust is 98% at December 31, 2001 and 2000. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Investment income for the Master Trust is as follows:

                                                                                        YEAR ENDED
                                                                                     DECEMBER 31, 2001
                                                                       --------------------------------------

    Net realized and unrealized appreciation in the fair
       value of investments                                                               $2,349,603
    Interest and dividend income                                                           5,040,345
                                                                       --------------------------------------
                                                                                          $7,389,948
                                                                       ======================================

           Worthington Industries, Inc. Deferred Profit Sharing Plan

                         Notes to Financial Statements

                          Year ended December 31, 2001


3.  INVESTMENTS (CONTINUED)

During 2001, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                              NET REALIZED AND UNREALIZED
                                                      APPRECIATION
                                            (DEPRECIATION) IN FAIR VALUE OF
                                                       INVESTMENTS
                                           ----------------------------------

Common Stock Fund                                     $13,806,748
Mutual Funds                                          (11,331,993)
                                           ----------------------------------
                                                       $2,474,755
                                           ==================================


4.  TRANSACTIONS WITH PARTIES IN INTEREST

As of December 31, 2001 and 2000, the Master Trust held 2,298,197 and 2,274,687 shares of the Sponsor's common stock, respectively. The Master Trust received cash dividends from the Sponsor of $1,419,865 and $1,262,089 for the years ended December 31, 2001 and 2000, respectively.

5.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 31, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended and restated, effective January 1, 2000. The Plan applied for a determination letter on February 28, 2002 in order to ensure the Plan, as amended and restated, is qualified under Section 401(a) of the Code. The Plan Administrator believes the Plan has maintained its qualified status since May 31, 1996 and will receive a favorable determination letter.

            Worthington Industries, Inc. Deferred Profit Sharing Plan
                             EIN 31-1189815 Plan 333


                              Schedule H, Line 4(i)
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 2001
                                -----------------




                                                       Unit             Fair
UNITS          INVESTMENT DESCRIPTION                  PRICE            VALUE
-------------------------------------------------------------------------------------

       -       Mass Mutual Life Insurance *                  -                80,696
                                                                 --------------------

               Total                                                      $   80,696
                                                                 ====================


* Represents investments held outside the Master Trust